UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-41769

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
(Translation of registrant’s name into English)

Suite 250, 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2024.	FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

	By:	“Bal Bhullar”
Bal Bhullar
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022
99.2	Management Discussion and Analysis for the three and nine months ended December 31, 2023
99.3	Form 52-109F2 Certification of Interim Filings by CEO
99.4	Form 52-109F2 Certification of Interim Filings by CFO
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)